SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 10)

COVENANT LOGISTICS GROUP, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01
__________________________________________________________________________________
(Title of Class of Securities)

22284P105
__________________________________________________________________________________
(CUSIP Number)

David R. and Jacqueline F. Parker
400 Birmingham Highway
Chattanooga, TN 37419
Telephone:  (423) 821-2369
Facsimile:  (423) 821-0219
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

February 28, 2024
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  22284P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David R. Parker and Jacqueline F. Parker(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,154,463(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,154,463(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,154,463(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 30.8%(2)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Shares reported are based upon the March 1, 2024, holdings of David R. Parker and Jacqueline F. Parker. Includes (i) 1,192,071 shares of Class A common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship (“JTWROS”), (ii) 174,537 shares of Class A common stock held by Mr. Parker, (iii) 400,000 options to purchase Class A common stock held by Mr. Parker, (iv) 37,855 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s February 27, 2024, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), and (v) 2,350,000 shares of Class B common stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, but which is convertible into an equal number of shares of Class A common stock.

(2)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David R. Parker, Jacqueline F. Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of February 26, 2024, there were 10,721,517 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding (according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 28, 2024).  The percentage indicated is based upon 13,471,517 shares outstanding as of February 26, 2024, which includes the 400,000 options to purchase Class A common stock held by Mr. Parker and the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock. As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 41.1% of the voting power of all outstanding Issuer stock.

Item 1.	Security and Issuer.

This Amendment No. 10 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008 (the "Original Statement") and relates to the Class A common stock, par value $0.01 per share (the "Class A common stock"), of Covenant Logistics Group, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 400 Birmingham Highway, Chattanooga, TN 37419.  Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 2.                  Identity and Background.

(a) This Amendment is being filed jointly on behalf of David R. Parker and Jacqueline F. Parker (together, the "Reporting Persons").  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Neither the filing of this Amendment, nor the filing of the Original Statement, however, should be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).
(b) The business address of the Reporting Persons is 400 Birmingham Highway, Chattanooga, TN 37419.
(c)
Mr. Parker
The principal occupation of Mr. Parker is Chairman and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 400 Birmingham Highway, Chattanooga, TN 37419.
Mrs. Parker
Mrs. Parker is the co-founder of the Issuer and manages the Parkers' business affairs and investments and participates in the management of the Issuer. Mrs. Parker's business address is 400 Birmingham Highway, Chattanooga, TN 37419.
(d) – (e)    During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Persons are citizens of the United States of America.
Item 5.                     Interest in Securities of the Issuer.

(a) As of February 26, 2024, there were 10,721,517 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding (according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 28, 2024).  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 4,154,463(1) shares of common stock, representing approximately 30.8%(2) of the issued and outstanding shares of common stock of the Issuer.

(b) The Reporting Persons have the sole power to vote 4,154,463 shares of common stock of the Issuer for which beneficial ownership is reported.

(c) No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except for the following transactions with respect to the Issuer’s Class A common stock:

Date	Ownership Type	Type of Activity	Number of Shares	Weighted Average Price Per Share(1)	Range of Prices Per Share(1)
02/16/2024	Mr. Parker	Open market sale	674	$53.2429	$53.06 to $53.58
02/16/2024	Mr. Parker	Open market sale	4,326	$54.6121	$54.16 to $54.855
02/20/2024	Mr. Parker	Open market sale	9,619	$51.5537	$51.19 to $51.885
02/20/2024	Mr. Parker	Open market sale	10,381	$52.2933	$52.10 to $52.45
02/21/2024	Mr. Parker	Open market sale	3,019	$51.9541	$51.915 to $52.06
02/21/2024	Mr. and Mrs. Parker JTWROS	Open market sale	16,981	$51.7307	$51.36 to $51.915
02/22/2024	Mr. and Mrs. Parker JTWROS	Open market sale	11,819	$52.0530	$51.90 to $52.34
02/22/2024	Mr. Parker	Open market sale	11,181	$51.7027	$51.45 to $51.90
02/23/2024	Mr. Parker	Open market sale	40,000	$51.5838	$51.39 to $52.15
02/26/2024	Mr. Parker	Open market sale	55,000	$51.4708	$51.34 to $51.985
02/27/2024	Mr. Parker	Open market sale	20,188	$51.0085	$50.74 to $51.60
02/27/2024	Mr. Parker	Open market sale	1,812	$51.8465	$51.80 to $52.005

(1)	The Reporting Persons undertake to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares sold at each price.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein in Items 4 and 6 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Persons have entered into a joint filing agreement, which is incorporated by reference to Exhibit 1 of the Original Statement.

Item 7.    Material to be Filed as Exhibits.
Exhibit 1
Joint Filing Agreement, dated December 8, 2008, by and between the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008.

__________________________
(1) The shares of common stock deemed to be beneficially owned by the Reporting Persons consist of (i) 1,192,071 shares of Class A common stock owned by Mr. and Mrs. Parker JTWROS, (ii) 174,537 shares of Class A common stock held by Mr. Parker, (iii) 400,000 options to purchase Class A common stock held by Mr. Parker, (iv) 37,855 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s February 27, 2024, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), and (v) 2,350,000 shares of Class B common stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, but which is convertible into an equal number of shares of Class A common stock.

(2) The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David R. Parker, Jacqueline F. Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of February 26, 2024, there were 10,721,517 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding (according to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 28, 2024).  The percentage indicated is based upon 13,471,517 shares outstanding as of February 26, 2024, which includes the 400,000 options to purchase Class A common stock held by Mr. Parker and the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock. As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 41.1% of the voting power of all outstanding Issuer stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

DAVID R. PARKER, individually

/s/ David R. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

JACQUELINE F. PARKER, individually

/s/ Jacqueline F. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

Dated: March 1, 2024